May 6, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC  20549-4628

USA

Attention:

Lily Dang

Dear Madam:

Re:

Paramount Energy Trust

Form 40-F for the Fiscal Year Ended December 31, 2009

Filed March 10, 2010

File No. 0-52083

Further to your request of April 26, 2010, please find below Paramount Energy Trust’s (“PET” or the “Trust”) responses to your queries.

b)

Convertible Debenture

1.

We note you disclosed in Note 7 on page 12 of Exhibit 99.3 that on December 17, 2009, your 2006 6.25% convertible dentures were amended for certain terms, including an increase in interest rate, a reduction in the conversion price per trust unit, and an extension of the debenture maturity date.  However, we note that your U.S. GAAP adjustments, as disclosed under this heading, reversed the Canadian GAAP accounting, including the $3.5 million modification value recorded in equity, and the $1 million in costs which were capitalized.

Please submit the analysis you performed in reaching the conclusion that your convertible debenture amendment did not necessitate additional accounting under U.S. GAAP to comply with FASB ASC paragraphs 470-50-40-6 to 20.

PET performed calculations in accordance with FASB ASC paragraph 470-50-40-12 and 470-50-40-10(a) and determined that the modification to the convertible debentures did not result in a change to the present value of cash flows in excess of 10 percent, and therefore the new terms were not “substantially different” than the original terms of the debentures and extinguishment accounting did not need to be applied in these circumstances.

In accordance with paragraph 470-50-40-18(b), the $1.0 million paid to the Trust’s advisors in connection with the modification was expensed for U.S. GAAP, since the modification was not accounted for as a debt extinguishment.

FASB ASC paragraph 470-50-40-15 states that if the modification is not accounted for as a debt extinguishment, then the increase in fair value of the conversion option shall reduce the carrying amount of the debt with a corresponding increase in additional paid-in capital. PET had accounted for the modification in this manner for Canadian GAAP; however, for US GAAP the Trust does not have any paid-in capital since PET’s Trust Units do not qualify as equity. The value of the conversion option is therefore included with debentures on the balance sheet since it is a liability for US GAAP.

e)

Profound Acquisition

2.

We note you disclosed in footnote (ii) that under U.S. GAAP the acquisition of the remaining 32.7% non-controlling interest in Profound on August 13, 2009 was treated as an equity transaction.  Tell us what you mean by equity transaction, in terms of how you valued and accounted for the acquisition of this remaining interest under U.S. GAAP.

FASB ASC paragraph 810-10-65-1 states that “changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners). Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent”.

The acquisition of the remaining 32.7% of the Profound shares on August 13, 2009 was measured as the value of cash and PET trust units paid for the Profound shares, using the trading price of PET’s trust units at August 13, 2009. The difference between the amount paid for the remaining Profound shares and the carrying value of the Profound non-controlling interest on the Trust’s balance sheet was charged to retained earnings. PET described this as an equity transaction since no gain or loss was recorded, and the acquisition of the remaining Profound shares was not subject to a second purchase price allocation, as was done for Canadian GAAP.

PET acknowledges that:

1.

we are responsible for the adequacy and accuracy of the disclosure in the filing;

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

PET may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

I trust the foregoing is of assistance.  If you have any concerns or questions, please contact me at (403) 269-4430.

Yours Truly,

/s/ Cameron Sebastian

Cameron Sebastian

Vice President, Finance & Chief Financial Officer